

Mail Stop 4561

November 17, 2015

David Evans
President
Pacman Media Inc.
483 Green Lanes
London N134BS
England, U.K

> **Re: Pacman Media Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 28, 2015**
> **File No. 333-202771**

Dear Mr. Evans:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, references to prior comments are to those issued in our letter dated August 10, 2015.

Executive Compensation, page 50

1.   In your next amendment please update your executive compensation disclosure to provide compensation information required by Item 402 of Regulation S-K for your fiscal year ended October 31, 2015. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Certain Relationships and Related Transactions, page 51

2.   Please file the loan agreement with your director as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Management's Discussion and Analysis, page 52

3.   Update your results of operations and liquidity discussions to include the periods covered by the financial statements included in the Registration Statement. In this regard, your current discussion only includes the period through January 31, 2015.

Financial Statements

4.   Clarify why the column "For the Period Ended October 31, 2013" in your statement of operations on page 59 and the column "For the Period Beginning September 25, 2013 and Ending October 31, 2013" in your statement of cash flows on page 60 are necessary. Please revise, or clarify how these periods are different than the period from September 25, 2013 (Inception) to October 31, 2013. In this regard, it appears that the period from September 25, 2013 (Inception) to October 31, 2013 is the only period that should be presented in your statement of operations and your statement of cash flows in these financial statements.

5.   Revise your statement of operations on page 69 to include the period September 25, 2013 (inception) to October 31, 2013 rather than the year ended October 31, 2013. Also, revise the first and last paragraph of the Report of Independent Registered Public Accountants to cover the balance sheets as of October 31, 2014 and 2013, and the related statement of income, changes in stockholders' equity and cash flows for the year ended October 31, 2014, the period from September 25, 2013 (inception) to October 31, 2013 and the period from September 25, 2013 (Inception) to October 31, 2014.

6.   Revise the Report of Independent Registered Public Accountant to cover the balance sheet as of July 31, 2015 and the statements of income and cash flows for the three and nine months ended July 31, 2014 and 2015. Also, it does not appear that these financial statements include a statement of cash flows. Please revise to include this statement.

Signatures, page 86

7.   We note that signature of the president on the registrant's behalf in the first signature block is not dated. In future filings, please revise to include the date of the signature of the president on the registrant's behalf. Please refer to the signature section of Form S-1.

Exhibits 15 and 23.1

8.   We reissue comment 7 from our letter dated October 5, 2015. The consents of your independent registered public accountant relating to its audit reports should be included as Exhibit 23.1. Your independent registered public accountant should also include an "acknowledgement letter" rather than a "consent" relating to its review report. This letter should be included as Exhibit 15 and should state that it is aware of the inclusion in the registration statement of its report dated August 28, 2015 relating to the unaudited financial statements for the three and nine months ended July 31, 2014 and 2015, and it is

also aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Jill Arlene Robbins, Esq.
       Jill Arlene Robbins, P.A.